August 25, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pam Howell

Re:	CHW Acquisition Corporation (the “Company”)
Registration	Statement on Form S-1 (Registration No. 333-254422)

Dear Ms Howell:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act”), the undersigned, Chardan Capital Markets, LLC, as the representative of the underwriters of the offering pursuant to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), hereby joins the Company in respectfully requesting acceleration of the effective date of the Registration Statement by the Securities and Exchange Commission to 9:00 a.m. EST time on Monday, August 30, 2021, or as soon as practicable thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the 1933 Act, we wish to advise you that we have effected the following distribution of the preliminary prospectus included in the Registration Statement, dated as of August 23, 2021:

Preliminary Prospectus: approximately 355 electronic copies to prospective underwriters, dealers, institutions and others.

The several underwriters are aware of their obligations under and confirm that they are complying with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirement contained in such Rule.

[Signature Page Follows]

Very truly yours,

CHARDAN CAPITAL MARKETS, LLC

By:	/s/ Shai Gerson
Name:	Shai Gerson
Title:	Managing Partner

As representative of the several underwriters